DC
815065

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04032646

May 14, 2004

Thomas C. Daniels
Jones Day
North Point
901 Lakeside Avenue
Cleveland, OH 44114-1190

Act: 1934
Section:
Rule: 14A-8
Public Availability: 5-14-2004

Re: STERIS Corporation

Dear Mr. Daniels:

This is in regard to your letter dated May 4, 2004 concerning the shareholder proposal submitted by the New York City Teachers' Retirement System for inclusion in STERIS's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that STERIS therefore withdraws its April 2, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341

B

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

2004 APR -5 AM 3:09

April 2, 2004

No-Action Request
1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: STERIS Corporation: Omission of New York City Teachers' Retirement System Stockholder Proposal Regarding Board Declassification

Ladies and Gentlemen:

On behalf of our client, STERIS Corporation, an Ohio corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 (the "Act") in reference to the Company's intention to omit from its 2004 proxy statement and form of proxy (the "2004 Proxy Statement") relating to its Annual Meeting of Shareholders tentatively scheduled for July 28, 2004 (the "Annual Meeting") the Shareholder Proposal (the "Proposal") submitted by the New York City Teachers' Retirement System (the "Proponent") in a letter to the Company, dated February 3, 2004. The definitive copies of the 2004 Proxy Statement are currently scheduled to be filed pursuant to Rule 14a-6 on or about June 23, 2004. We hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of (1) this letter, which represents the Company's statement of reasons why omission of the Proposal from the Company's 2004 Proxy Statement is appropriate; and (2) the Proposal, attached hereto as Exhibit A, which the Proponent submitted. By copy of this letter, we notify Proponent on behalf of the Company of its intention to omit the Proposal from the 2004 Proxy Statement for the reasons stated below.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait for receipt of the file stamped copy.

ATLANTA • BEIJING • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG
HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MENLO PARK • MILAN • MUNICH • NEW DELHI • NEW YORK
PARIS • PITTSBURGH • SAN FRANCISCO • SHANGHAI • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

Discussion of Reasons for Omission

THE COMPANY INTENDS TO SUBSTANTIALLY IMPLEMENT THE PROPOSAL AND THEREFORE THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(i)(10).

Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal from the company's proxy soliciting materials if the company has "substantially implemented" the action requested. The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. *See, e.g., Telular Corporation* (available December 5, 2003) (where by-laws contemplated and permitted declassification of the board requested in proposal); *Cisco Systems, Inc.* (available August 11, 2003) (where board had contemplated and approved an executive compensation plan proposed by a shareholder); and *Intel Corporation* (available March 11, 2003) (where board intended to adopt resolutions requiring shareholder vote on all equity compensation plans as requested in the shareholder proposal).

When a company can demonstrate that it has adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Nordstrom Inc.* (available February 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). In Release No. 34-20091 (Aug. 16, 1983), the Commission provided that a proposal need not be "fully effected" to be excluded under Rule 14a-8(i)(10). In addition, the Commission has taken the position that substantial implementation does not require exact compliance with all terms set forth in a shareholder proposal, so long as the company can demonstrate that its policies, practices and procedures compare favorably with the guidelines of the proposal. *See, e.g., Texaco Inc.* (available March 11, 1991) (where the company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal). As discussed below, the Company's Board of Directors intends to adopt resolutions at its next regularly scheduled meeting on April 22, 2004, and submit to the vote of the shareholders proposed amendments to the 1992 Amended Regulations of the Company (the "Regulations"), that are consistent with the Proposal, demonstrating that the Company has substantially implemented the Proposal and rendering the Proposal moot.

The Proposal requests that the Board of Directors "take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes." Currently, the classification of the Company's Board of Directors is governed by provisions in the Regulations. There are no provisions requiring classification of directors in the 1992 Amended Articles of Incorporation of the Company. In April 2004, the Company's Board of Directors is expected to approve amendments to the

Regulations that would (a) declassify the Board of Directors and require an annual election for each member and (b) increase the size of the Board.

Because amendments to the Regulations require shareholder approval, the Board of Directors also will recommend that such amendments be submitted to the shareholders of the Company for approval at the 2004 Annual Meeting, and the Board intends to recommend to shareholders the approval of the amendments to the Regulations.

Although the amendments are not yet effective, the Board of Directors anticipates that prior to the date on which the 2004 Proxy Statements are mailed to shareholders, the Board of Directors will have taken "all necessary steps to declassify the Board." In this instance, the Board would implement the Proposal when it has taken all of the steps legally within the Board of Directors' power to declassify the Board. Because the steps will be taken by the Board prior to the mailing of the 2004 Proxy Statements, the Proposal is excludable under 14a-8(i)(10).

The Company has discussed the issue with the Proponent on March 30 and April 2, 2004. Because the Board of Directors intends to propose the amendments to the Regulations substantially to implement the Proposal, the Company has requested the Proponent to withdraw voluntarily the Proposal. This letter is being filed now in order to comply with the requirement set forth in Rule 14a-8(j)(1) that requests for no-action relief be filed not less than 80 calendar days prior to the filing of the Company's 2004 proxy materials.

Finally, we note that the fact that the Board has not yet met to vote to amend the Regulations will not bar the Staff from granting the Company no-action relief, provided that the Company files a supplementary letter indicating that the Board has taken the action to submit for shareholder approval the amendments to the Regulations. *See Intel Corporation* (available March 11, 2003) (no-action relief was granted because the Proposal would be substantially implemented prior to the annual meeting despite the fact the request for relief was filed prior to board action that was anticipated and did occur after the filing of the request); and *Masco Corporation* (March 29, 1999) (no-action relief was granted on mootness despite the fact the request was filed prior to board approval of resolutions that was anticipated to and did occur after the filing of the request). As in *Intel* and *Masco*, the Company's management has recommended to the Board that it take action that would substantially implement the Proposal, and it is the Company's management's belief that the Board's approval of the amendments to the Regulations would render the Proposal moot. So long as the Board acts before the date that the 2004 Proxy Statements are mailed to shareholders, exclusion is consistent with the purpose of Rule 14a-8(i)(10), which is to avoid shareholders' consideration of matters already acted upon by management. We will send you a supplementary letter following the April 2004 Board meeting confirming that the Board of Directors has taken the action contemplated in this letter.

For these reasons, it is the Company's view that the Proposal, together with its supporting statements may be omitted under Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

THE SUPPORTING STATEMENT IS FALSE AND MISLEADING UNDER RULE 14a-8(i)(3) AND CONTAINS FALSE AND MISLEADING STATEMENTS IN VIOLATION OF RULE 14a-9, AND THEREFORE THE PROPOSAL MAY BE EXCLUDED.

In the event that the Staff does not agree that the Proposal may be excluded pursuant to Rule 14a-8(i)(10), the Proposal may be excluded under Rule 14a-8(i)(3) because it is false and misleading.

The Company believes that the first two paragraphs in the Proponent's supporting statement are false and misleading because the first paragraph states that each class of directors is elected for a three-year term and the second paragraph states that one-third of the Board is elected annually. In fact, Article II, Section 1 of the Regulations provides that there shall be two classes of directors, and one-half of the Board is elected annually. Accordingly, the Company believes it may properly omit the first two paragraphs of the supporting statement referenced above as false and misleading under Rule 14a-8(i)(3) and Rule 14a-9, and if such paragraphs are not amended or deleted, that it may omit the entire Proposal.

Because the Company intends to mail its 2004 Proxy Statements on or about June 23, 2004, the Staff's prompt attention to this request for exclusion would be greatly appreciated. Of course, if the Staff has any questions regarding the matter, please contact me or Mark McGinley, the General Counsel of the Company, at (440) 392-7056, at your convenience.

Very truly yours,

Thomas C. Daniels

Thomas C. Daniels

cc: Kenneth B. Sylvester, Assistant Comptroller for Pension Policy
Mark D. McGinley, General Counsel and Secretary of STERIS Corporation

EXHIBIT A

SHAREHOLDER PROPOSAL

SHAREHOLDER PROPOSAL

REPEAL CLASSIFIED BOARD

Submitted on behalf of the New York City Teachers' Retirement System by William C. Thompson, Comptroller of the City of New York.

BE IT RESOLVED, that the stockholders of Steris Corporation request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires.

SUPPORTING STATEMENT

We believe that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, for three-year terms, in our opinion, minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors.

In addition, since only one-third of the Board of Directors is elected annually, we believe that classified boards could frustrate, to the detriment of long-term shareholder interest, the efforts of a bidder to acquire control or a challenger to engage successfully in a proxy contest.

We urge your support for the proposal to repeal the classified board and establish that all directors be elected annually.

KS:ma

citibank®

Citibank, N.A.
111 Wall Street
New York, NY 10043

February 3, 2004

RE: NEW YORK CITY TEACHERS' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Teachers' Retirement System held

74,948 shares of **STERIS CORPORATION**

continuously for the period February 3, 2003 through February 3, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

May 4, 2004

Withdrawal of No-Action Request
1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: STERIS Corporation: Withdrawal of April 2, 2004 Request on Omission of Stockholder Proposal Regarding Board Declassification

Ladies and Gentlemen:

On April 2, 2004, on behalf of our client, STERIS Corporation, an Ohio corporation (the "Company"), we requested confirmation from the staff of the Division of Corporate Finance (the "Staff") that it would not recommend any enforcement action to the Securities and Exchange Commission if the Company excluded from its 2004 proxy statement and form of proxy a shareholder proposal and statement in support thereof (the "Proposal") received from New York City Teachers' Retirement System (the "Proponent"), which requested that the Board of Directors of the Company "take all necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes."

Enclosed is a letter, dated April 23, 2004, from Kenneth B. Sylvester, a representative of the Proponent, voluntarily withdrawing the Proposal. In reliance on this letter and on behalf of the Company, we wish to withdraw our request that the Staff concur in our position on the Company's ability to exclude the Proposal pursuant to Rules 14a-8(i)(10) and 14a-8(i)(3) under the Securities Exchange Act of 1934.

If the Staff has any questions regarding this matter, please contact me or Mark McGinley, the General Counsel of the Company, at (440) 392-7056, at your convenience.

Very truly yours,

Thomas C. Daniels

Thomas C. Daniels

cc: Kenneth B. Sylvester, Assistant Comptroller for Pension Policy
Mark D. McGinley, General Counsel of STERIS Corporation

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212)669-2013
FAX NUMBER: (212)669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@COMPTROLLER.NYC.GOV

Kenneth B. Sylvester
ASSISTANT COMPTROLLER FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

April 23, 2004

Mr. Mark D. McGinley
Vice President, General Counsel and Secretary
STERIS Corporation
Legal Department
5960 Heisley Road
Mentor, Ohio 44060

Re: New York City Teachers' Retirement System's Proposal to Repeal the Classified Board

Dear Mr. McGinley:

By way of a letter dated February 3, 2004, and attachments thereto, I submitted to you, on behalf of the Comptroller of the City of New York, William C. Thompson, Jr., a proposal of the New York City Teachers' Retirement System (the "System") requesting the Board of Directors of STERIS Corporation to take the steps necessary to declassify the Board and establish annual elections of all directors.

In your letter, dated April 7, 2004, you informed me that the Board of Directors has advised that it intends to propose to shareholders, at the upcoming annual meeting, an amendment that would provide for the annual election of all directors. We are pleased that the Board of Directors has decided to take this action.

Based on the Board's decision to propose to shareholders, at the 2004 annual meeting, the repeal of the classified board and the annual election of all directors, I hereby withdraw the System's proposal.

Very truly yours,

Kenneth B. Sylvester

Kenneth B. Sylvester